SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
ICOS Vision Systems Corporation NV	Jody Burfening/Carolyn Capaccio
Tel: 32 16 398 220	Lippert/Heilshorn & Associates, Inc.
Investor.relations@icos.be	212-838-3777 (ext. 6608)

ICOS Vision Systems Reports Financial Results for the First Quarter of 2004

Heverlee, Belgium — April 27, 2004. — ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced its financial results for the first quarter ended March 31, 2004.

Revenues for the three months ended March 31, 2004 were € 21.0 million, representing an increase of approximately 40% compared to the fourth quarter 2003 revenues of € 15.0 million and a more than two-fold increase over the prior year first quarter revenues of € 9.3 million. The company reported operating income for the first quarter of 2004 of € 6.3 million, more than double operating income of € 3.1 million for the fourth quarter of 2003 and a significant increase from operating income of € 0.5 million for the first quarter of 2003. Net income for the first quarter of 2004 was € 4.6 million or 44 Eurocents per share compared to net income of € 3.3 million for the fourth quarter or 31 Eurocents per share and compared to net income of € 0.2 million or 2 Eurocents per share for the first quarter of 2003. Cash and cash equivalents stood at € 30.4 million at the end of the quarter with ICOS generating € 1.0 million cash from operations, including changes in working capital, during the quarter.

“The first quarter of 2004 marked the second consecutive quarter of 40% sequential growth and the tenth consecutive quarter of sequentially increasing revenue,” said Anton DeProft, ICOS’ president and chief executive officer. “Our top line was driven by a continuing market upturn and strong ramp up of new products introduced over the past 18 months, in particular the FTI systems, and new customers we have won leading into the current up-cycle. Our operational model is allowing us to react swiftly to the sharp increase in demand from semiconductor back-end OEMs and end-users, while maintaining our trademark delivery times. The combination of revenue gains and our low fixed cost operating model helped our operating margin, a key performance measure, to jump from 20.5 to 30%.”

“Looking ahead, we expect second quarter 2004 revenues to continue a sharp sequential rise of between, 25 and 30% from the first quarter. Based upon this level of revenue growth, we would expect our operating margin to expand into a range of 30% to 35%. As we move into the second half of the year, while visibility remains low, our preliminary expectation is for a more sideways market evolution”.

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in the electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the second quarter of 2004 and the balance of 2004, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks related to the evolution of the economical and political situation, risks related to the evolution of the semiconductor and semiconductor equipment markets, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation N.V. can be found on the World Wide Web at www.ICOS.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of Euro, except for share and per share data)

	Three Months Ended
	March 31, 2004	March 31, 2003
	(unaudited)	(unaudited)
Revenues	21,045	9,341
Cost of goods sold	8,631	4,196

Gross profit	12,414	5,145

Operating expenses:
Research & development	1,833	1,658
Selling, general & administrative	4,279	3,004
Total operating expenses	6,112	4,662

Income from operations	6,302	483

Other income:
Interest income	33	40
Other income	35	45
Foreign currency exchange gain (loss)	(23)	(290)
Net other income	45	(205)

Net income before taxes	6,347	278

Income taxes	1,766	34

Net income	4,581	244

Basic earnings per share	0.44	0.02

Weighted average number of shares	10,507,810	10,507,810

Diluted earnings per share	0.43	0.02

Diluted weighted average number of shares	10,707,142	10,507,810

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of Euro)

	March 31, 2004		December 31, 2003
	(unaudited	)	(audited	)
ASSETS
Current assets
Cash and cash equivalents	30,434		29,530
Trade accounts receivable	19,733		13,079
Inventories	14,439		10,681
Other current assets	2,681		1,983

Total current assets	67,287		55,273

Net property and equipment	9,188		9,196
Other assets	4,541		5,260

Total assets	81,016		69,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	7,897		4,308
Short-term borrowings & current portion long-term debt	517		647
Other current liabilities	7,395		4,905

Total current liabilities	15,809		9,860

Long-term debt, excluding current portion	5,134		5,171
Other long-term liabilities	869		646

Total liabilities	21,812		15,677

STOCKHOLDERS’ EQUITY
Common stock	3,230		3,230
Additional paid-in capital	22,317		22,317
Retained earnings	34,394		29,813
Accumulated other comprehensive income (loss)	(737)		(1,308)

Total stockholders’ equity	59,204		54,052

Total liabilities and stockholders’ equity	81,016		69,729

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS according to US GAAP

(in thousands of EURO)

	Three months ended March 31,
	2004 (unaudited)	2003 (unaudited)
Cash flows from operating activities
Net income	4,581	244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	140	187
Provision for doubtful debts	(32)	-
Deferred tax expense (benefit)	1,145	(156)
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(5,995)	(1,829)
Decrease (increase) in inventories	(3,188)	527
Decrease (increase) in prepaid expenses and other current assets	(640)	500
Decrease (increase) in other assets	(433)	(8)
(Decrease) increase in trade accounts payable	2,911	2,592
(Decrease) increase in other current liabilities	2,301	91
(Decrease) increase in other long-term liabilities	222	55

Net cash provided by operating activities	1,012	2,203

Cash flows from investing activities
Additions to property and equipment	(52)	(180)
Acquisition, net of cash received	(35)	-

Net cash used in investing activities	(87)	(180)

Cash flows from financing activities
Repayment of borrowings	(167)	(159)
Lease payments	-	(2)

Net cash provided by (used in) financing activities	(167)	(161)

Increase in cash and cash equivalents	758	1,862
Impact of exchange rate movements on cash	146	(134)
Cash and cash equivalents at beginning of period	29,530	25,880

Cash and cash equivalents at end of period	30,434	27,608

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April 27, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President